June 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Ref:	Steel Dynamics, Inc.
Exchange Offer Registration Statement on Form S-4
6 1/8% Senior Notes due 2019
6 3/8% Senior Notes due 2022
Guarantees by certain Steel Dynamics, Inc. Subsidiaries

Attention:  Dale Welcome (202-551-3865)

To the Commission:

On behalf of Steel Dynamics, Inc. (the “Company”), the undersigned, as legal counsel, is submitting the referenced Form S-4 Exchange Offer Registration Statement, whereby, upon effectiveness, the Company will offer to exchange registered notes, for both the 6 1/8% Senior Notes due 2019 and the 6 3/8% Senior Notes due 2022, for those that were originally issued in exempt unregistered form.

Please notify the undersigned if there is anything further that needs to be done to enable you to initiate your review process, or, if there is to be a full or limited review, to provide such comments as you may have.  My contact information is: Telephone: 260-423-8905 (direct) or 260-438-0958 (mobile); facsimile: 260-423-8920; and email: rsw@barrettlaw.com.

Thank you,

/s/ Robert S. Walters, Esq.
Robert S. Walters, Esq.

Barrett & McNagny LLP

Legal counsel to Steel Dynamics, Inc.